This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

"Telefonica, S.A.", as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following:

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A., at its meeting of May 31st, 2005, resolved to execute the resolution adopted by the company's shareholders in their Annual General Meeting held this same date (May 31st, 2005) regarding a capital reduction by the cancellation of own shares corresponding to the "TIES Program", the compensation system tied to the market price of Telefonica, S.A. share and targeted at the non- executive employees of the Telefonica Group.

Therefore, 34,760,964 of the own shares of Telefonica, S.A. have been cancelled, reducing the company's share capital by the sum of 34,760,964 euros. This also means rewording Article 5 of the By - laws, relative to share capital, which now stands at 4,921,130,397 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

This share capital reduction is done with a charge to the Additional paid-in capital Reserve, and does not involve the return of contributions as the company itself is the owner of the cancelled shares, and the purpose of the operation is to cancel own shares held as treasury stock.

The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) today, June 7th, 2005.

Madrid, June7th, 2005